SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Siderúrgica Nacional
Public Company
Head Office: Rua São José, no. 20 – Grupo 1602, Centro
Rio de Janeiro – RJ, Brasil

PRELIMINARY ANNOUNCEMENT FOR THE LAUNCH OF A GENERAL TENDER
OFFER FOR THE ACQUISITION OF SHARES REPRESENTING THE SHARE
CAPITAL OF CIMPOR – CIMENTOS DE PORTUGAL, SGPS, S.A.

In accordance with and for the purpose of articles 175 and 176 of the Portuguese Securities Code it is hereby made public the decision of Companhia Siderúrgica Nacional to launch a general tender offer for the acquisition of the shares representing the share capital of CIMPOR – CIMENTOS DE PORTUGAL, SGPS, S.A. (hereinafter referred to as the “Offer”), pursuant to the following terms and conditions:

1. The offeror is Companhia Siderúrgica Nacional, a company incorporated and operating under the laws of Brazil, with its head office at Rua São José no. 20 – Grupo 1602, Centro, Rio de Janeiro – RJ, Brazil (hereinafter referred to as “CSN”), or one or more companies, with head offices in Portugal or abroad, existing or to be incorporated, in a control or group relationship (relação de domínio ou de grupo) with CSN, which the latter may designate (hereinafter referred to as the “Offeror”).

2. The target company is CIMPOR – CIMENTOS DE PORTUGAL, SGPS, S.A., a public company, with its head office in Lisbon, Rua Alexandre Herculano, number 35, corporation number 500 722 900, registered with the Commercial Registry Office of Lisbon, with a share capital of 672,000,000.00 Euros (hereinafter referred to as “CIMPOR” or the “Target Company”).

3. The Financial Intermediary acting on behalf of the Offeror and providing assistance services in relation to the Offer, in accordance with and for the purpose of article 113, no. 1, paragraph b) of the Portuguese Securities Code, is BANCO ESP¥RITO SANTO DE INVESTIMENTO, S.A., with its head office in Lisbon, Edifício Quartzo, Rua Alexandre Herculano, number 38, with a share capital of 180,000,000.00 Euros, corporation number 501 385 932, registered with the Commercial Registry Office of Lisbon.

4. The object of the Offer are 672,000,000 shares representing all the share capital of the Target Company (hereinafter referred to as the “Shares”), with a par value of 1.00 Euro each.

5. The Offer is general and voluntary and the Offeror undertakes, in accordance with the Offer’s documents, to acquire all the Shares that are object of acceptance.

6. Shares may only be object of acceptance within the Offer if they are fully paid-up, with all inherent rights attached thereto and free from any encumbrances, charges or liabilities.

7. As far as the Offeror is aware, there are no voting rights inherent to the Shares that are attributable to the Offeror in accordance with article 20, no. 1 of the Portuguese Securities Code.

8. The offered consideration shall be a cash amount of 5.75 Euros (five Euros and seventy-five cents) for each Share.

9. The launching of the Offer is subject to:
a) The granting of the previous registration of the Offer with the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários or “CMVM”);
b) The granting of the approvals and administrative authorizations that are required in accordance with Portuguese law or an applicable foreign law, notably non-opposition from the Competition Authorities;
c) A declaration from the CMVM confirming the exemption of the duty to launch a subsequent mandatory tender offer as a result of the acquisition of Shares within the Offer, in accordance with article 189, no. 2 of the Portuguese Securities Code.

10. The Offer shall be subject to the acquisition by the Offeror, within the Offer, of a number of Shares that added to those held by the Offeror or by companies in a control or group relationship (relação de domínio ou de grupo) with it, irrespectively of the location of their head offices, represent, at least, 50 per cent of the share capital of CIMPOR plus one share.

11. This Offer is part of the strategy of diversification and internationalization of CSN’s business activities. The acquisition of the control over CIMPOR will allow access to consolidated markets and to new markets with a high growth potential. CSN intends to work together with the current management of CIMPOR to attain the success of the company with upsides for both business groups. It is CSN’s purpose to continue and develop the Target Company and the Offeror’s activities, as well as the activities of the companies in a control or group relationship (relação de domínio ou de grupo) with them.

12. The decision to launch the Offer has been based on the assumption that, between the date hereof and the term of the Offer period, no event shall occur with a material impact on the assets or the economic and financial situation of the Target Company on a consolidated basis, notably:

a) Adoption of resolutions that approve, with regard to the Target Company or to the companies that are in a control or group relationship (relação de domínio ou de grupo) with the Target Company, either with head offices in Portugal or abroad, for the purpose of:

(i) Issue of shares, bonds or other securities that grant the right to subscribe for or to acquire shares representing the share capital of the Target Company, or the issue of such securities by companies that are in a control or group relationship (relação de domínio ou de grupo) with the Target Company in an amount exceeding 50 million Euros;

(ii) Winding up, transformation, merger or spin-off of the Target Company or of companies in a control or group relationship with a value exceeding 50 million Euros;

(iii) Amendment of the by-laws of the Target Company or of companies in a control or group relationship;

(iv) Any distribution of assets to shareholders by the Target Company or the companies in a control or group relationship, except the annual distribution of dividends that are consistent in time and in amounts with the ordinary policy of such companies and taking into account the results of such companies in the relevant financial year;

(v) Redemption or termination by other form of shares issued by the Target Company or by companies in a control or group relationship;

(vi) Acquisition, disposal or creation of any encumbrances, as well as promise to dispose of or to create any encumbrances on the shares issued by the Target Company, except if for compliance with obligations undertaken until the date hereof and of public knowledge;

(vii) Acquisition, disposal or creation of any encumbrances, as well as promise to acquire, to dispose of or to create encumbrances on holdings in other companies with a value exceeding 50 million Euros, except if for compliance with obligations undertaken until the date hereof and of public knowledge;

(viii) Acquisition, disposal or creation of encumbrances, as well as promise to acquire, to dispose of or to create encumbrances on assets with a value exceeding 25 million Euros of or by the Target Company or of or by companies in a control or group relationship, including transfer (trespasse ou cessão), or promise to transfer, of the ownership, use or operation of undertakings (estabelecimentos) of companies in a control or group relationship, or undertaking commitments for the disposal or transfer of such assets, except if for compliance with obligations undertaken until the date hereof and of pubic knowledge.

b) Filling up vacancies of members of the corporate bodies of the Target Company or of companies in a control or group relationship without ensuring that removal of the designated members without due cause (sem justa causa) may occur with the payment of a compensation which amount shall not exceed the corresponding yearly remuneration;

c) The removal of other members of the corporate bodies of the Target Company or of companies in a control or group relationship with the payment of compensations in an amount higher than that of the corresponding remuneration not yet due up to the expiry of the respective term of office;

d) An increase of the total remuneration of the members of each of the corporate bodies of the Target Company or of companies in a control or group relationship for year 2009 and following years to an amount exceeding the total remuneration of the members of those corporate bodies during 2008, except in relation to a yearly increase of no more than 10 per cent.;

e) Performance of any acts by the Target Company or by companies in a control or group relationship which are not within the ordinary management or which does not comply with the neutrality duty of the management body provided for in article 182, no. 1, paragraph d) of the Portuguese Securities Code;

f) Material negative patrimonial changes of the Target Company or of companies in a control or group relationship that do not arise from the ordinary course of business by reference to the situation evidenced in the respective Management Reports and Accounts released in relation to December 31, 2008 or, if available, in relation to the latest half-year or quarter balance sheet released following said date;

g) Awareness of events that may materially influence the valuation of the Shares but that had not yet been made public up to this date.

13. In addition, the decision to launch the Offer has been based on the assumption that, except in relation to the information available in the accounting documentation of the Target Company prior to the date hereof, there is not any provision of any agreement, contract or other instrument to which the Target Company or companies in a control or group relationship are a party to pursuant to which, as a result of the launching of the Offer or of the Offeror’s acquisition or proposal to acquire, all or part, of the Shares and with a material impact on the assets or the economic and financial situation of the Target Company on a consolidated basis, including:

a) Any loan or debt of any company of the group of the Target Company that is not yet immediately due, becomes due or may be declared as immediately due or the ability of any of those companies to contract loans or debts is affected;

b) It is permitted the creation of (or becomes effective) any rights or encumbrances for the benefit of third parties over all or part of the business or assets of any companies of the group of the Target Company;

c) Any agreement, right or obligation of any company of the group of the Target Company terminates or is negatively modified or affected;

d) The interest or the business of the Offeror, of companies in a control or group relationship (relação de domínio ou de grupo) with the Offeror or of a company of the group of the Target Company in or with, respectively, any person, firm, company or body terminates or is materially and negatively modified or affected.

14. The decision to launch the Offer has been further based on the assumption that, until the end of the Offer period, no event with an extraordinary negative impact on the situation of the financial markets, both national and international, will occur.

15. The assumptions in 12., 13. and 14. above are made for the purpose of a possible exercise, by the Offeror, of the rights foreseen in article 128 of the Portuguese Securities Code, upon authorisation by the CMVM.

16. The Target Company’s by-laws do not include any restriction foreseen in article 182-A of the Portuguese Securities Code, and articles 182 and 182-A of the Portuguese Securities Code do not apply to CSN, since it is a company incorporated and operating under the laws of Brazil. In any case, CSN is a public company with its shares admitted to trading in BOVESPA – Bolsa de Valores de São Paulo and in the New York Stock Exchange and its by-laws do not include any restriction similar to those foreseen in article 182-A of the same Code.

Lisbon, 18 December 2009

The Companhia Siderúrgica Nacional,
(Illegible Signatures)

The Financial Intermediary
(Illegible Signatures)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.